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05037008

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52906

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/04__ AND ENDING __12/31/04__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sanderlin Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__5170 Sanderlin Avenue, Suite 102__
(No. and Street)

__Memphis__   __TN__   __38117__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__Dan Mayfield__   __(901) 685-8881__
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Reynolds, Bone & Griesbeck, PLC__
(Name – *if individual, state last, first, middle name*)

__5100 Wheelis Drive, Suite 300__   __Memphis, TN__   __38117__
(Address)   (City)   (State)   (Zip Code)

PROCESSED

MAR 17 2005

THOMSON
FINANCIAL

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___DAN MAYFIELD___ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Sanderlin Securities, LLC___ , as
of ___December 31___ , 20_04_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___PRESIDENT___
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SANDERLIN SECURITIES, L.L.C.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2004

TABLE OF CONTENTS

Sanderlin Securities, L.L.C.
December 31, 2004



REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Members
Sanderlin Securities, L.L.C.
Memphis, Tennessee

We have audited the accompanying statement of financial condition of Sanderlin Securities, L.L.C., a Tennessee limited liability company, as of December 31, 2004, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sanderlin Securities, L.L.C. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reynolds, Bone & Griesbeck, PLC

January 31, 2005

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4558
www.rbgcpa.com

1

STATEMENT OF FINANCIAL CONDITION

Sanderlin Securities, L.L.C.
December 31, 2004

ASSETS

Cash	$	76,461
Deposits with clearing broker		1,545,000
Municipal securities owned		730,370
Accrued interest receivable		8,072
Furniture and equipment, net		4,930
Other		21,285
Total assets	$	2,386,118

LIABILITIES AND MEMBERS' EQUITY

Due to clearing broker	$	684,380
Accounts payable and accrued expenses		13,607
Total liabilities		697,987
Members' equity		1,688,131
Total liabilities and members' equity	$	2,386,118

See notes to financial statements.

STATEMENT OF INCOME

Sanderlin Securities, L.L.C.
Year Ended December 31, 2004

Revenues		
Trading profits	$	675,227
Interest income		66,250
		741,477
Expenses		
Employee compensation and benefits		226,267
Communications and information services		57,278
Clearing fees		127,556
Interest		977
Regulatory fees		9,085
Occupancy		14,613
Management fees		45,000
Other operating expenses		38,292
		519,068
Income before state income tax		222,409
State income tax		13,983
Net income	$	208,426

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Sanderlin Securities, L.L.C.
Year Ended December 31, 2004

Balance at January 1, 2004	$ 1,925,098
Capital contribution	5,742
Distributions to members	(451,135)
Net income	208,426
Balance at December 31, 2004	$ 1,688,131

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Sanderlin Securities, L.L.C.
Year Ended December 31, 2004

Subordinated liabilities at January 1, 2004	$ -
No activity during year	-
Subordinated liabilities at December 31, 2004	$ -

STATEMENT OF CASH FLOWS

Sanderlin Securities, L.L.C.
Year Ended December 31, 2004

Cash flows from operating activities		
Net income	$	208,426
Adjustments to reconcile net income to cash provided by operating activities		
Depreciation		2,612
Amortization		2,303
Change in unrealized (gains) losses on securities		(1,354)
Changes in operating assets and liabilities		
Deposits with clearing broker		220,000
Marketable securities owned		1,136,588
Accrued interest receivable		15,376
Other receivables		6,524
Other assets		(11,300)
Due to clearing broker		(1,083,415)
Accounts payable and accrued expenses		(25,017)
Net cash provided by operating activities		470,743
Cash flows from investing activity - purchases of furniture and equipment		(442)
Cash flows from financing activities		
Capital contribution		5,742
Distributions to members		(451,135)
Net cash used for financing activities		(445,393)
Net increase in cash		24,908
Cash at beginning of year		51,553
Cash at end of year	$	76,461
Supplemental cash flow disclosures:		
Cash paid for income taxes	$	42,886
Cash paid for interest		977

Sanderlin Securities, L.L.C.
December 31, 2004

---

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Sanderlin Securities, L.L.C. (the Company), a Tennessee limited liability company, operates in Tennessee as a Securities and Exchange Commission (SEC) registered broker-dealer and a member of the National Association of Securities Dealers, Inc. (NASD). The Company began operations as a registered broker-dealer on January 29, 2001. Activities prior to that date were devoted primarily to obtaining regulatory approvals and other administrative functions.

The Company has an agreement (Clearing Agreement) with a clearing broker to clear securities transactions, carry customer accounts on a fully disclosed basis, and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). After an initial term ending January 2004, the Clearing Agreement may be cancelled by either party 45 days after receipt of written notice.

Limited Liability Company/Income Taxes

The financial statements include only those assets, liabilities and results of operations that relate to the business of Sanderlin Securities, L.L.C. The financial statements do not include any assets, liabilities, revenues or expenses attributable to the members' individual activities.

As a limited liability company, the net income of the Company is not subject to federal income tax. The members report the net income of the Company on their personal income tax returns.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member accounts.

Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation and amortization are computed using accelerated methods over the estimated useful lives of the assets.

Continued   7

NOTES TO FINANCIAL STATEMENTS

Sanderlin Securities, L.L.C.
December 31, 2004

Securities Transactions

In the ordinary course of business, the Company purchases municipal securities from other dealers for its own account. The securities are then sold to other dealers or to certain members of the Company and their related interests. All of the Company's securities transactions are recorded on the trade date, as if they had settled.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities owned are carried at market value. Securities not readily marketable are valued at estimated fair value, as determined by management.

2. FURNITURE AND EQUIPMENT

A summary of furniture and equipment follows:

Furniture and equipment	$ 12,302
Less accumulated depreciation	7,372
	$ 4,930

3. DUE TO CLEARING BROKER

The Company clears all transactions through a clearing broker on a fully disclosed basis. The amount payable to the clearing broker relates to these transactions and is collateralized by securities owned by the Company.

4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $1,618,507, which was $1,518,507 in excess of its required net capital of $100,000. The Company's net capital ratio was .008 to 1.

5. **RELATED PARTY TRANSACTIONS**

Salary payments to members in 2004 totaled $129,020.

The Company rents office space from a related entity on a monthly basis. Rent expense paid during 2004 was $12,000. The Company paid accounting fees and management fees to the same entity of $8,481 and $45,000, respectively, during 2004.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE I

Sanderlin Securities, L.L.C.
December 31, 2004

NET CAPITAL

Total members' equity	$ 1,688,131
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	1,688,131
Deductions and/or charges for nonallowable assets:	
Accrued interest receivable	8,072
Furniture and equipment, net	4,930
Other assets	21,285
	34,287
Net capital before haircuts on securities positions	1,653,844
Haircuts on municipal securities	(35,337)
Net capital	$ 1,618,507

AGGREGATE INDEBTEDNESS COMPUTATION

Liabilities from statement of financial condition - accounts payable and accrued expenses	$ 13,607
Total aggregate indebtedness	$ 13,607
Ratio of aggregate indebtedness to net capital	.008 to 1

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 100,000
Excess net capital	$ 1,518,507
Excess net capital at 1000%	$ 1,617,146

No material differences exist between the above computation of net capital under rule 15c3-1 and that filed with the Company's unaudited December 31, 2004 FOCUS report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
SCHEDULE II

Sanderlin Securities, L.L.C.
December 31, 2004

The Company is exempt from provisions of SEC rule 15c3-3 as an introducing broker or dealer clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. This exemption is in accordance with provisions of SEC rule 15c3-3(k)(2)(ii).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3
SCHEDULE III

Sanderlin Securities, L.L.C.
December 31, 2004

The Company is exempt from provisions of SEC rule 15c3-3 as an introducing broker or dealer clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. This exemption is in accordance with provisions of SEC rule 15c3-3(k)(2)(ii).



REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN
EXEMPTION FROM SEC RULE 15c3-3

The Members
Sanderlin Securities, L.L.C.
Memphis, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Sanderlin Securities, L.L.C. (the Company) for the year ended December 31, 2004 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we conducted a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4558
www.rbgcpa.com

13

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds, Bone & Griesbeck, PLC

January 31, 2005

14